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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERSTATE HOTELS CORPORATION
(Name of Subject Company)

INTERSTATE HOTELS CORPORATION
(Name of Person Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share
(including the associated preferred share purchase rights)
(Title of Class of Securities)

46088R108
(CUSIP Number of Class of Securities)

Timothy Q. Hudak, Esq.
Foster Plaza Ten
680 Andersen Drive
Pittsburgh, Pennsylvania 15220
(412) 937-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

With a copy to:

Jere R. Thomson, Esq.
Jones, Day, Reavis & Pogue
222 East 41st Street
New York, NY 10017
(212) 326-3939

INTRODUCTION

        This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on April 24, 2002, and amended on May 2, 2002 and May 6, 2002 (the "Schedule 14D-9"), by Interstate Hotels Corporation, a Maryland corporation ("Interstate"), relates to an offer by Shaner Hotel Group Limited Partnership ("Offeror") to purchase 2,465,322 shares of Interstate's Class A Common Stock, par value $0.01 per share, and the associated preferred stock purchase rights (the "Rights," and collectively with the Class A common stock, the "Shares") at a purchase price of $3.00 per Share. All capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

        The information set forth under the caption "Item 4. The Solicitation or Recommendation—Background of the Offer" is hereby amended and supplemented by adding the following to the end thereof:

          "On April 25, 2002, Offeror sent Interstate a written request for the use of a stockholder list and security position listing to disseminate its proxy statements. On April 29, 2002, Offeror's outside legal counsel sent a revised letter to Interstate to clarify the request.

          On May 3, 2002, prior to Interstate's receipt of Offeror's April 25th letter, Interstate sent a letter to Offeror's outside legal counsel indicating that Offeror was not entitled to the use of a stockholder list because Offeror failed to comply with the requirements of Rule 14a-7. On May 6, 2002, following receipt by Interstate of Offeror's further request, Interstate advised Offeror of its election, in compliance with Rule 14a-7, for Interstate to mail the materials to the holders of Shares."

Item 9. Exhibits

        The information set forth under the caption "Item 9. Exhibits" is hereby amended and supplemented by adding the following new exhibit:

          (a)(5) Press release issued by Interstate on May 14, 2002 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on May 14, 2002).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERSTATE HOTELS CORPORATION
By:	/s/ J. WILLIAM RICHARDSON J. William Richardson Vice Chairman, Chief Financial Officer and Director

May 14, 2002

EXHIBIT INDEX

(a)(5)    Press release issued by Interstate on May 14, 2002 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on May 14, 2002).

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX